                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                            (Amendment No.   7   )*
                                          -------
                               Time Warner Inc.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  887315 10 9
        -------------------------------------------------------------
                                (CUSIP Number)
                               Stephen E. Banner
                         Joseph E. Seagram & Sons, Inc.
          375 Park Avenue, New York, New York  10152  (212) 572-7000
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                April 12, 1994
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               PAGE 1 OF 6 PAGES

                                  SCHEDULE 13D


  CUSIP No.   887315 10 9                                         Page     2     of      6      Pages
            -----------------------                                    ---------    -----------


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  THE SEAGRAM COMPANY LTD.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a) / /

                                                                                                              (b) / /


    3    SEC USE ONLY


    4    SOURCE OF FUNDS*

                  WC; 00 (see item 3)

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  / /



    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                          53,850,549
  BENEFICIALLY OWNED
          BY              8     SHARED VOTING POWER

         EACH
      REPORTING
        PERSON            9     SOLE DISPOSITIVE POWER

         WITH                           53,850,549

                         10     SHARED DISPOSITIVE POWER

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    53,850,549

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   / /



   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.2

   14    TYPE OF REPORTING PERSON*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                                               Page 3 of 6 Pages




                 Items 3 and 5 of the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by The Seagram Company Ltd., a Canadian corporation ("Seagram"), relating to the Common Stock, par value $1.00 per share (the "Shares"), of Time Warner Inc., a Delaware corporation (the "Company"), are hereby amended by adding to such items the information set forth below:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 Since the last purchase of Shares reported in the Schedule 13D, Seagram purchased an additional 4,595,100 Shares for aggregate consideration of approximately $173,395,976, including commissions. Seagram obtained the funds for these transactions from its general corporate funds.

                 As reported in the Schedule 13D, Joseph E. Seagram & Sons, Inc., an Indiana corporation and an indirect wholly owned subsidiary of Seagram ("JES"), intends to issue short-term promissory notes, the proceeds of which will be obtained for the purpose of adding to the general corporate funds available to Seagram in connection with holding the Shares reported as beneficially owned by Seagram in Item 5 hereof and for the purchase of additional Shares as described in the Schedule 13D. Since the date of the filing of Amendment No. 6 to the Statement on Schedule 13D, the outstanding amount of

                                                               Page 4 of 6 Pages


short-term promissory notes issued by JES has increased by an aggregate principal amount of $172,403,000.


Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) As of April 13, 1994, Seagram beneficially owned an aggregate of 53,850,549 Shares, constituting approximately 14.2% of the total number of Shares stated to be outstanding as of March 28, 1994 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993. All of such Shares were acquired by Seagram Inc., a Delaware corporation and an indirect wholly owned subsidiary of Seagram ("Seagram Inc."), and all of such Shares are currently held by Seagram Inc.

                 (b) The table set forth on Schedule A contains certain information with respect to all transactions in the Shares effected by Seagram since the last purchase of Shares reported in the Schedule 13D.

                                                               Page 5 of 6 Pages




                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  April 13, 1994

                                        THE SEAGRAM COMPANY LTD.



                                        By:/s/ Stephen E. Banner
                                           ------------------------
                                           Stephen E. Banner
                                           Senior Executive Vice
                                               President

                                                               Page 6 of 6 Pages




                                   SCHEDULE A
                                   ----------

                 Since the last purchase of Shares reported in the Schedule 13D, Seagram purchased Shares in open market transactions as described below. A majority of the purchases were made on the New York Stock Exchange, and the remainder were made on the Boston Stock Exchange, the Midwest Stock Exchange and in the over-the-counter market.



                                                              Per Share Purchase
                        Number of                              Price (excluding
 Date                Shares Acquired                        brokerage commissions)*
 ----                ---------------                        -----------------------

3/01/94                   594,200                                 $37.625
3/02/94                   123,300                                 $36.75
3/03/94                   215,000                                 $36.75
3/08/94                   356,400                                 $37.75
3/09/94                   718,900                                 $37.625
3/10/94                   194,900                                 $37.50
3/11/94                   237,200                                 $37.375
3/31/94                   819,000                                 $38.00
4/04/94                    64,200                                 $37.50
4/06/94                   215,000                                 $38.00
4/08/94                   109,100                                 $37.75
4/11/94                    52,400                                 $38.00
4/12/94                   517,500                                 $38.00
4/13/94                   378,000                                 $38.00





- -------------------------------------------
*Rounded to the nearest one-eighth of one dollar.